Exhibit 99.1

SIMILARWEB ANNOUNCES SECOND QUARTER 2024 RESULTS
Revenue growth accelerated for the third consecutive quarter
Fourth consecutive quarter of non-GAAP operating profit
Raising guidance for 2024 revenue and non-GAAP operating profit
TEL AVIV, ISRAEL -- Aug 6, 2024 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its second quarter ended June 30, 2024. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We delivered another strong quarter with accelerating revenue and customer growth, record profitability and solid free cash flow, providing us with the confidence to raise our 2024 revenue and profit guidance,” stated Or Offer, Co-Founder and CEO of Similarweb. “Revenue growth in the second quarter accelerated to 13%, the third consecutive quarter of accelerating growth. We believe revenue growth will continue to accelerate in the second half of 2024 and have reflected this in our outlook. We increased our customer base by 17% to more than 5,000 customers, including our first eight-figure ARR customer.” Offer concluded, “We are just beginning to tap into the vast potential of our data and the addressable markets we serve.”
Second Quarter 2024 Financial Highlights
•Total revenue was $60.6 million, an increase of 13% compared to $53.7 million for the second quarter of 2023.
•GAAP operating loss was $(1.0) million or (2)% of revenue, compared to $(9.8) million or (18)% of revenue for the second quarter of 2023.
•GAAP net loss per share was $(0.01), compared to $(0.12) for the second quarter of 2023.
•Non-GAAP operating profit was $5.3 million or 9% of revenue, compared to non-GAAP operating loss of $(3.5) million or (6)% of revenue for the second quarter of 2023.
•Non-GAAP operating profit per share was $0.07, compared to non-GAAP operating loss per share of $(0.04) for the second quarter of 2023.

Exhibit 99.1
•Cash and cash equivalents totalled $61.8 million as of June 30, 2024, compared to $71.7 million as of December 31, 2023.
•Net cash provided by (used in) operating activities was $7.3 million, compared to $(2.3) million for the second quarter of 2023.
•Free cash flow was $6.3 million, compared to $(2.8) million for the second quarter of 2023.
Recent Business Highlights
•Grew number of customers to 5,034 as of June 30, 2024, an increase of 17% compared to June 30, 2023.
•Grew number of customers with ARR of $100,000 or more to 383, an increase of 8% compared to June 30, 2023.
•Secured the first 8-figure ARR customer after signing a large contract with an existing customer.
•Customers with ARR of $100,000 or more contributed 60% of the total ARR as of June 30, 2024, compared to 55% as of June 30, 2023.
•Dollar-based net retention rate for customers with ARR of $100,000 or more was 109% in the second quarter of 2024, an increase from the first quarter of 2024.
•Overall dollar-based net retention rate was 99% in the second quarter of 2024, an increase from the first quarter of 2024.
•44% of our overall ARR is contracted under multi-year subscriptions as of June 30, 2024, as compared to 42% as of June 30, 2023.
•Remaining performance obligations increased 24% year-over-year, to $216.6 million as of June 30, 2024, as compared to $174.8 million as of June 30, 2023.
•Acquired 42matters AG, a leading app intelligence provider based in Zurich, Switzerland, on July 1, 2024.
•Extended the $75 million SVB Credit Facility for an additional 2-year term through December 31, 2026.

Exhibit 99.1

Financial Outlook
"Revenue growth continued to accelerate this quarter, driven by new customer acquisition and improving retention,” stated Jason Schwartz, Chief Financial Officer of Similarweb. “Our operational performance this quarter highlights our commitment to disciplined execution." He further noted, “We achieved a fourth consecutive quarter of operating profit and generated $16 million in free cash flow in the first half of 2024. Given these results, which exceeded our expectations, we are raising our revenue and non-GAAP operating profit outlook for the full year 2024." Schwartz emphasized the company's progress, saying, “We are making significant strides towards our long-term profit and free cash flow targets.”
•Q3 2024 Guidance
◦Total revenue estimated between $62.5 million and $63.0 million, representing approximately 15% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $2.8 million and $3.2 million.
•FY 2024 Guidance
◦Total revenue estimated between $246.0 million and $248.0 million.
◦Non-GAAP operating profit estimated between $13.0 million and $15.0 million.
The Company’s third quarter and full year 2024 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation of these measures to their closest GAAP equivalents without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, August 7, 2024. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (888) 437-3179 toll-free and at (862) 298-0702 internationally.

About Similarweb: Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the third quarter and full year of 2024 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations and potential hostilities with Iran or Lebanon on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital

Exhibit 99.1
requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 28, 2024, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or

Exhibit 99.1
as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the below tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	June 30,
	2023	2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$71,732	$61,791
Restricted deposits	10,020	10,309
Accounts receivable, net	47,869	38,631
Deferred contract costs	11,165	10,962
Prepaid expenses and other current assets	5,599	7,704
Total current assets	146,385	129,397
Property and equipment, net	28,630	27,141
Deferred contract costs, non-current	9,845	9,465
Operating lease right-of-use assets	36,007	35,815
Goodwill and Intangible assets, net	17,652	19,989
Other non-current assets	494	447
Total assets	$239,013	$222,254
Liabilities and shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$—
Accounts payable	8,422	5,037
Payroll and benefit related liabilities	20,437	16,755
Deferred revenue	99,968	108,000
Other payables and accrued expenses	23,263	24,760
Operating lease liabilities	7,095	6,834
Total current liabilities	184,185	161,386
Deferred revenue, non-current	878	694
Operating lease liabilities, non-current	35,329	32,885
Other long-term liabilities	3,074	3,846
Total liabilities	223,466	198,811
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2023 and June 30, 2024 (unaudited), 78,653,046 and 80,921,451 shares issued as of December 31, 2023 and June 30, 2024 (unaudited), 78,650,878 and 80,919,283 outstanding as of December 31, 2023 and June 30, 2024 (unaudited), respectively;	216	222
Additional paid-in capital	367,558	379,799
Accumulated other comprehensive income (loss)	872	(8)
Accumulated deficit	(353,099)	(356,570)
Total shareholders' equity	15,547	23,443
Total liabilities and shareholders' equity	$239,013	$222,254

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Revenue	$106,431	$119,619	$53,681	$60,637
Cost of revenue	24,651	25,240	12,575	12,544
Gross profit	81,780	94,379	41,106	48,093
Operating expenses:
Research and development	28,253	25,778	13,902	12,239
Sales and marketing	55,088	51,097	26,422	25,857
General and administrative	21,276	21,141	10,539	10,950
Total operating expenses	104,617	98,016	50,863	49,046
Loss from operations	(22,837)	(3,637)	(9,757)	(953)
Finance income, net	1,965	1,278	610	823
Loss before income taxes	(20,872)	(2,359)	(9,147)	(130)
Provision for income taxes	255	1,112	146	608
Net loss	$(21,127)	$(3,471)	$(9,293)	$(738)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.27)	$(0.04)	$(0.12)	$(0.01)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	77,222,490	79,969,425	77,579,279	80,570,892
Net loss	$(21,127)	$(3,471)	$(9,293)	$(738)
Other comprehensive loss, net of tax
Change in unrealized (loss) gain on cashflow hedges	(232)	(880)	45	(363)
Total other comprehensive (loss) income, net of tax	(232)	(880)	45	(363)
Total comprehensive loss	$(21,359)	$(4,351)	$(9,248)	$(1,101)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Six Months Ended June 30,		Three months Ended June 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Cost of revenue	$327	$390	$172	$223
Research and development	2,850	2,802	1,460	1,357
Sales and marketing	2,730	1,991	1,356	806
General and administrative	3,191	3,402	1,701	2,072
Total	$9,098	$8,585	$4,689	$4,458

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2023	2024	2023	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(21,127)	$(3,471)	$(9,293)	$(738)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,112	5,139	2,572	2,619
Finance expense	869	466	662	230
Unrealized loss from hedging future transactions	4	60	31	29
Share-based compensation	9,098	8,585	4,689	4,458
Loss (gain) from sale of equipment	1	(7)	(1)	(3)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	(2,415)	(2,513)	(1,190)	(242)
Decrease in accounts receivable, net	5,633	9,619	4,989	2,626
Decrease in deferred contract costs	2,590	583	1,141	170
Increase in other current assets	(880)	(2,917)	(1,130)	(1,593)
Decrease (increase) in other non-current assets	417	47	(14)	14
Increase (decrease) in accounts payable	343	(3,258)	1,402	(799)
Increase (decrease) in deferred revenue	2,941	7,316	(4,302)	328
(Decrease) increase in other non-current liabilities	(319)	620	(225)	426
Decrease in other liabilities and accrued expenses	(4,246)	(2,857)	(1,636)	(181)
Net cash (used in) provided by operating activities	(1,979)	17,412	(2,305)	7,344
Cash flows from investing activities:
Purchase of property and equipment, net	(1,315)	(908)	(183)	(540)
Capitalized internal-use software costs	(707)	(469)	(274)	(469)
Increase in restricted deposits	(87)	(289)	(43)	(121)
Payment for business combinations, net of cash acquired	—	(3,833)	—	(24)
Net cash used in investing activities	(2,109)	(5,499)	(500)	(1,154)
Cash flows from financing activities:
Proceeds from exercise of stock options	1,830	3,057	438	386
Proceeds from employee share purchase plan	660	555	660	555
Repayment of Credit Facility	—	(25,000)	—	—
Payments of contingent consideration, net	(2,363)	—	—	—
Net cash provided by (used in) financing activities	127	(21,388)	1,098	941
Effect of exchange rates on cash and cash equivalents	(869)	(466)	(662)	(230)
Net (decrease) increase in cash and cash equivalents	(4,830)	(9,941)	(2,369)	6,901
Cash and cash equivalents, beginning of period	77,810	71,732	75,349	54,890
Cash and cash equivalents, end of period	$72,980	$61,791	$72,980	$61,791

Exhibit 99.1

Supplemental disclosure of cash flow information:
Interest received, net	$(40)	$(557)	$(46)	$(322)
Taxes paid	$1,613	$848	$1,557	$16
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$780	$4,453	$610	$2,055
Share-based compensation included in capitalized internal-use software	$33	$33	$33	$33
Deferred proceeds from exercise of share options included in other current assets	$42	$27	$26	$27
Deferred costs of property and equipment incurred during the period included in accounts payable	$41	$6	$(80)	$6
Deferred payments in relation to business combinations held in escrow	$1,269	$—	$—	$—

Schedule A: Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	—	(217)
Property, plant and equipment	—	18
Goodwill and other intangible assets	—	4,684
Deferred taxes, net	—	(152)
	$—	$4,333
Less non-cash:
Deferred cash payments	$—	$(500)
Total	$—	$3,833

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Six Months Ended June 30,		Three months Ended June 30,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
GAAP gross profit	$81,780	$94,379	$41,106	$48,093
Add:
Share-based compensation expenses	327	390	172	223
Retention payments related to business combinations	306	25	218	25
Amortization of intangible assets related to business combinations	2,335	2,224	1,167	1,138
Non-GAAP gross profit	$84,748	$97,018	$42,663	$49,479
Non-GAAP gross margin	80%	81%	79%	82%

Reconciliation of Loss from operations (GAAP) to Non-GAAP operating (loss) income

	Six Months Ended June 30,		Three months Ended June 30,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
Loss from operations	$(22,837)	$(3,637)	$(9,757)	$(953)
Add:
Share-based compensation expenses	9,098	8,585	4,689	4,458
Retention payments related to business combinations	687	819	405	591
Amortization of intangible assets related to business combinations	2,403	2,347	1,201	1,227
Non-recurring expenses related to termination of lease agreement and others	13	—	—	—
Non-GAAP operating (loss) income	$(10,636)	$8,114	$(3,462)	$5,323
Non-GAAP operating margin	(10)%	7%	(6)%	9%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Six Months Ended June 30,		Three months Ended June 30,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
GAAP research and development	$28,253	$25,778	$13,902	$12,239
Less:
Share-based compensation expenses	2,850	2,802	1,460	1,357
Retention payments related to business combinations	—	16	—	16
Non-GAAP research and development	$25,403	$22,960	$12,442	$10,866
Non-GAAP research and development margin	24%	19%	23%	18%

GAAP sales and marketing	$55,088	$51,097	$26,422	$25,857
Less:
Share-based compensation expenses	2,730	1,991	1,356	806
Retention payments related to business combinations	381	778	187	550
Amortization of intangible assets related to business combinations	68	123	34	89
Non-recurring expenses related to termination of lease agreement and others	13	—	—	—
Non-GAAP sales and marketing	$51,896	$48,205	$24,845	$24,412
Non-GAAP sales and marketing margin	49%	40%	46%	40%

GAAP general and administrative	$21,276	$21,141	$10,539	$10,950
Less:
Share-based compensation expenses	3,191	3,402	1,701	2,072
Non-GAAP general and administrative	$18,085	$17,739	$8,838	$8,878
Non-GAAP general and administrative margin	17%	15%	16%	15%

Exhibit 99.1
Reconciliation of Net cash (used in) provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Six Months Ended June 30,		Three months Ended June 30,
	2023	2024	2023	2024
	(In thousands)		(In thousands)
Net cash (used in) provided by operating activities	$(1,979)	$17,412	$(2,305)	$7,344
Purchases of property and equipment, net	(1,315)	(908)	(183)	(540)
Capitalized internal use software costs	(707)	(469)	(274)	(469)
Free cash flow	$(4,001)	$16,035	$(2,762)	$6,335

Purchases of property and equipment related to the new headquarters	1,100	—	52	—
Payments received from escrow in relation to contingent consideration	(380)	—	—	—
Normalized free cash flow	$(3,281)	$16,035	$(2,710)	$6,335